Kirkpatrick & Lockhart LLP
75 State Street
Boston, MA  02109
                                                           December 28, 2004

VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn:  James E. O'Conner

    Re:      MAN-GLENWOOD LEXINGTON, LLC
             Registration Statement on Form N-2 (333-118854; 811-21173) MAN-GLENWOOD LEXINGTON TEI, LLC Registration Statement on Form N-2 (333-120945; 811-21458)

Ladies and Gentlemen:

     The staff provided comments on the above-captioned registration statements for Man-Glenwood Lexington, LLC ("Lexington") and Man-Glenwood Lexington TEI, LLC ("TEI" and together with Lexington, the "Funds"), as set forth below. This letter responds to those comments. As discussed with Mr. James O'Connor on December 22, 2004, the Funds will make filings pursuant to Rule 497 to reflect the comments. Also accompanying this letter is a letter from the Funds and Man Investments Inc. requesting acceleration of effectiveness of the above-captioned registration statements, along with the required representations from the Funds.

     COMMENT ON LEXINGTON: Please clarify that the borrowing limitations apply for Lexington and the Portfolio Company in the aggregate.

     RESPONSE: The requested change will be made.

     COMMENT ON TEI: Consider whether the tax disclosure changes should be reflected in a separate risk disclosure.

     RESPONSE: The tax risks are set forth generally, and cross referenced to the tax section, where the main discussion appears. As discussed on December 22, 2004, TEI did not add additional disclosure in the risk section to avoid fragmentation of risks and possible investor confusion relating to the tax disclosure, which is centrally located.

     Questions should be directed to the undersigned at (617) 261-3231.

                                        Sincerely,

                                        /s/ George J. Zornada
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                                        George J. Zornada